- Racing Unified Network (R.U.N.) Inc. Signs Letter of Intent with Las Vegas-based
Technology Company. -

TORONTO, ON: December 21, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold’s wholly owned subsidiary, Racing Unified Network (R.U.N.) Inc. announces that it has signed a Letter of Intent with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds using secure Internet technology. SportsPage TV is an operating division of BeepMe Las Vegas Inc. Racing Unified Network has obtained the exclusive right to place the Scoreboard Sports Ticker system into any facilities in Canada, such as sports bars and restaurants, and all racetracks and casinos in North America, and any other unsigned locations worldwide. RUN also has the right to sell the advertising time to all new facilities.

Through the Internet, the Scoreboard-Sports Ticker system can be sent to television monitors in bars, restaurants and other sports and entertainment facilities such as racetracks and casinos. While showing the important score updates, the system will offer local, regional and national advertising along with branding opportunities. This newest product addition to Racing Unified Network’s media advertising division is expected to provide additional revenue from commissions on advertising and branding sales. The arrangement also provides key cross-promotional and branding opportunities with Sungold’s Horsepower® brand and World Pool game.

“In addition, The Scoreboard Sports Ticker system provides Racing Unified Network their first opportunity to sell Place Based Advertising for an existing broadcast system, which is one of the newest marketing mediums preferred by advertisers and, the same form of advertising will be streamed in between the virtual horse races for the company’s core product, Horsepower® World Pool commented Larry Simpson, President and CEO of Racing Unified Network.

“Businesses today are looking for new and unique avenues to get their products in front of people. SportsPageTV offers an opportunity to have an advertising message in front of a captured audience and customize it for each target market,” said Mr. Simpson. “For example, in addition to supplying racetracks with sports scores SportsPageTV has the capability of providing the track with previous race results on separate monitors as well. This as well allows for more advertising and branding opportunities.”

Initial market exploration has been well received on both hosting and marketing aspects reports Mr. Simpson.

About SportsPageTV:

SportsPageTV is an operating division of BeepMe Las Vegas Inc., a Nevada-based company that offers up-to-the minute sports scores and odds, using secure Internet technology. Another division of BeepMe Las Vegas Inc., is thesportspage.com, which has been providing wireless sports information for over 20 years. For more information, visit http://www.thesportspagetv.com.

About Sungold International Holdings Corp.:

Sungold® is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact:

McDerMedia, Inc., Public Relations
1-888-SUN-INTL
pr@sungoldintl.com